Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone+1 212 325 5200 Fax +1 212 325 6665

Media Release May 6, 2015
Credit Suisse Announces Name Changes to its Exchange Traded Notes
•Credit Suisse announced today that it has named its suite of ETNs listed below the X-Links ETNs.
•These name changes were effective as of May 4, 2015.
•These ETNs will continue to trade on the relevant exchanges under their current ticker symbols.
•There will be no changes to the CUSIP numbers for these ETNs.
•More information can be found on www.credit-suisse.com/etn

ETN Ticker/Exchange	New Name	Current Name
CSLS/NYSE Arca	Credit Suisse X-Links Long/Short Equity ETNs due February 19, 2020	Exchange Traded Notes due February 19, 2020 Linked to the Credit Suisse Long/Short Liquid Index (Net) (“ETNs“)
MLPN/NYSE Arca	Credit Suisse X-Links Cushing® MLP Infrastructure ETNs due April 20, 2020	Credit Suisse Equal Weight MLP Index Equal Weight MLP Index Exchange Traded Notes (“ETNs”) due April 20, 2020 Linked to the Cushing® 30 MLP Index
CSMA/NYSE Arca	Credit Suisse X-Links Merger Arbitrage ETNs due October 6, 2020	Exchange Traded Notes due October 6, 2020 Linked to the Credit Suisse Merger Arbitrage Liquid Index (Net) (“ETNs”)
CSMB/NYSE Arca	Credit Suisse X-Links 2xLeveraged Merger Arbitrage ETNs due March 13, 2031	Exchange Traded Notes due March 13, 2031 Linked on a Leveraged Basis to the Credit Suisse Merger Arbitrage Liquid Index (Net) (“ETNs”)
CSMN/NYSE Arca	Credit Suisse X-Links HOLT™ Market Neutral Global Equity ETNs due September 22, 2031	Market Neutral Equity ETN Linked to the HS Market Neutral Index Powered by HOLT™ due September 22, 2031
GLDI/NASDAQ	Credit Suisse X-Links Gold Shares Covered Call ETNs due February 2, 2033	Credit Suisse Gold Shares Covered Call Exchange Traded Notes (ETNs) due February 2, 2033 Linked to the Credit Suisse NASDAQ Gold FLOWSTM 103 Index
SLVO/NASDAQ	Credit Suisse X-Links Silver Shares Covered Call ETNs due April 21, 2033	Credit Suisse Silver Shares Covered Call Exchange Traded Notes (ETNs) due April 21, 2033 Linked to the Credit Suisse NASDAQ Silver FLOWSTM 106 Index
CSCR/NYSE Arca	Credit Suisse X-Links Commodity Rotation ETNs due June 15, 2033	Credit Suisse Commodity Rotation Exchange

Media Release
May 6, 2015 Page 2/3

Traded Notes (ETNs) due June 15, 2033 Linked to the Credit Suisse Commodity Backwardation Total Return Index
CSCB/NYSE Arca	Credit Suisse X-Links Commodity Benchmark ETNs due June 15, 2033	Credit Suisse Commodity Benchmark Exchange Traded Notes (ETNs) due June 15, 2033 Linked to the Credit Suisse Commodity Benchmark Total Return Index

Press Contact
Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Credit Suisse ETNs
Telephone +1 212 538 7333, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. The ETNs are not linked to, and investors have no rights to any physical commodity. Coupon payments on the ETNs will vary and could be zero. Variable monthly coupon payments are generated from selling covered calls, which limits upside participation.  There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest.  An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,800 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus dated May 4, 2015 and Prospectus Supplement dated May 4, 2015 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.

The relevant Pricing Supplement and Pricing Supplement Addendum, as applicable, for each ETN can be obtained at the following links:

CSLS: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSLS
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSLS

MLPN: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=MLPN
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=MLPN

CSMA: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSMA
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSMA

Media Release
May 6, 2015 Page 3/3

CSMB: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSMB
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSMB

CSMN: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSMN
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSMN

GLDI: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=GLDI
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=GLDI

SLVO: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=SLVO
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=SLVO

CSCR: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSCR

CSCB: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSCB
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSCB

Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2015, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.